Goodwin Procter llp Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

June 30, 2017

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Jennifer Gowetski
Re:	1st stREIT Office Inc.
Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted May 5, 2017 CIK No. 0001700461

Dear Ms. Gowetski:

This letter is being submitted on behalf of 1st stREIT Office Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Confidential Draft Offering Statement on Form 1-A submitted on May 5, 2017 (the “Draft Offering Statement”), as set forth in your letter dated May 26, 2017 addressed to Mr. Karsh, Chief Executive Officer of the Company, as supplemented in an oral comment received on June 13, 2017 (collectively, the “Comment Letter”). The Company is concurrently publicly filing an Offering Statement on Form 1-A (the “Offering Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to the Draft Offering Statement, and page references in the responses refer to the Offering Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Ms. Jennifer Gowetski

Division of Corporation Finance

June 30, 2017

General

1.	We note your response to comment 3 of our letter dated April 7, 2017. Please revise your offering statement to reflect the information provided in your response, including that your officers, employees and associated persons intend to conduct the offering in accordance with Rule 3a4-1.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in footnote (2) on the cover page and the Q/A “How do I buy shares of your common stock?” on page 6 of the Offering Statement to add the following:

“The Company and its officers, employees and associated persons intend to conduct the offering in accordance with Rule 3a4-1 and, therefore, none of them are required to register as a broker-dealer.”

Unaudited Pro Forma Condensed Financial Information, page F-2

2.	We note from your disclosure in note (b) that you expect to refinance the existing mortgage loan upon acquisition with a senior loan in the amount of $24.6 million on a ten year term at a 4.4% fixed interest rate. Please clarify for us whether this transaction is reflected in the pro forma financial information.

RESPONSE: The Company respectfully advises that the pro forma financial information included in the Offering Statement has been revised to reflect the refinancing of the existing mortgage loan. The refinancing was not reflected in the pro forma financial information included in the Draft Offering Statement because not all of the information related to the terms of the refinancing was available at the time the Company submitted the Draft Offering Statement. As disclosed in the Offering Statement, subsidiaries of the Company acquired the Laumeier property and completed the refinancing of the existing mortgage loan on May 31, 2017, and the pro forma financial information reflects the final terms of these transactions.

Table V – Sales of Disposals of Properties by Program, page A-6

3.	We note your disclosure in footnotes (2) and (3) that the sales reflect a full investment realization yielding a 13.7% IRR and an equity multiple of 1.43x and a 45.8% IRR and an equity multiple of 2.39x, respectfully. Please explain to us how you calculate these return amounts, including whether these amounts include any return of capital. In addition, please explain to us how you determined it was appropriate to include these return amounts.

Ms. Jennifer Gowetski

Division of Corporation Finance

June 30, 2017

RESPONSE: In response to the Staff’s comment the Company has removed the IRR and equity multiple calculations from Table V of the Offering Statement.

Annex A

4.	With a view to disclosure, please provide us an analysis regarding your calculation of NAV, including:

●	the process by which the value estimate will be determined, including the role of each of the parties involved in the process and the primary valuation methods used;
●	the key assumptions used in the primary valuation method, including the weighted average for each key assumption and a quantitative example of the sensitivity of the estimate to changes in assumptions.

Please also revise to specify the party that is ultimately responsible for the NAV calculation. Please note that we continue to evaluate your NAV disclosure and we may have further comments.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure to the Offering Statement and Annex A as follows [marked to show changes from last filing](with the more fulsome disclosure to be contained in the Offering Statement):

Valuation Policies

Our NAV per share will be calculated by our Manager at the end of each fiscal quarter, beginning twelve months after commencement of the offering using a process that reflects several components, including (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic dividends and (4) estimated accruals of our operating revenues and expenses.

Ms. Jennifer Gowetski

Division of Corporation Finance

June 30, 2017

Specifically, our Manager will calculate NAV primarily utilizing a discounted cash flow methodology, and will then compare that NAV estimate to a valuation utilizing a comparable sales methodology, to ensure no material variances exist. Both the discounted cash flow methodology and the comparable sales methodology are summarized below.

Discounted Cash Flow Methodology – Our Manager estimates NAV of the Company’s ownership interest in an investment based on a forecasted cash flow stream to the Company (including a contemplated disposition) discounted to a present/fair value at a risk adjusted rate. Yield rates, disposition capitalization rates, and growth assumptions are derived from market transactions as well as other financial and industry data. The discount rate utilized to establish fair value is intended to reflect the leveraged return required of a third party investor acquiring the Company’s ownership interest at the date of the valuation. The discount rate is also intended to reflect key risk factors associated with real estate properties under development, redevelopment, repositioning, or stabilization, including entitlement risk, construction risk, leasing/sales risk, operation expense risk, credit risk, capital market risk, pricing risk, event risk and valuation risk. Additionally, the fair value is intended to include the timely recognition of estimated entrepreneurial profit after such consideration.

Comparable Sales Methodology – Our Manager also estimates NAV of the Company’s ownership interest in an investment based on completed sales and/or quoted prices in active marketing of comparable assets. Comparable sales are identified by reviewing recent sales of similar vintage in a defined geographic region that are comparable in quality of improvements and tenancy. From the real estate property fair value, our Manager estimates the NAV of the Company’s ownership interest by reducing the real estate property value by (i) any ownership liabilities (i.e. senior loans, secured and unsecured creditors, etc.) and (ii) the ownership interest and/or profit participation of any other members in the applicable venture.

Ms. Jennifer Gowetski

Division of Corporation Finance

June 30, 2017

We expect that the NAV calculations described above will primarily be undertaken by our Sponsor’s internal accountants who will perform work on behalf of our Manager pursuant to the support agreement between our Manager and our Sponsor. Members of our Sponsor’s real estate team have previously worked as real estate fund managers, real estate property managers, financial analysts, accountants and real estate market research consultants. Prior to being employed by our Sponsor, these team members accumulated direct management experience with real estate development, fund management, leasing, construction and financing in excess of $25 billion of real estate, not including their experience with our Sponsor.

In instances where we determine that an independent appraisal of the real estate asset is necessary, including, but not limited to, instances where our Manager is unsure of its ability on its own to accurately determine the estimated values of our commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we may engage an appraiser that has expertise in appraising commercial real estate assets, to act as our independent valuation expert. The independent valuation expert will not be responsible for, or prepare, our NAV per share. However, we may hire a third party to calculate, or assist with calculating, the NAV per share.

The use of different judgments or assumptions would likely result in different estimates of the value of our real estate assets. Moreover, although we evaluate and provide our NAV per share on a quarterly basis, our NAV per share may fluctuate in the interim, so that the NAV per share in effect for any fiscal quarter may not reflect the precise amount that might be paid for your shares in a market transaction. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any resulting potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders.

Ms. Jennifer Gowetski

Division of Corporation Finance

June 30, 2017

Our goal is to provide a reasonable estimate of the NAV per share on a quarterly basis. However, the majority of our assets will consist of commercial office investments and, as with any commercial real estate valuation protocol, the conclusions reached by our Manager will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable. Note, in addition, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

Using a comparable valuation methodology, our Sponsor’s real estate and accounting teams have also worked with outside valuation experts in determining the Net Asset Value calculations for its prior Programs, which have been periodically audited and approved by third party auditors (KPMG LLP in 2015 and RSM US, LLP in 2016). Based on this experience, our Sponsor believes that its real estate team has a more intimate and detailed understanding of the properties than typical outside consultants and that its real estate and accounting teams can more accurately estimate the NAV of the Company.

In addition, our Sponsor believes that it will ultimately be much more cost effective and efficient to produce NAV through its own real estate and accounting teams than through the use of outside valuation consultants.

In addition, the Company has revised the disclosure to include the risks inherent in having NAV calculated internally, including that there can be no assurance that the estimates used by our Sponsor’s internal accountants and asset management team to calculate our NAV, or the resulting NAV, will be identical to the estimates that would be used, or the NAV that would be calculated, by an independent consultant, and that there may be conflicts of interest that arise out of having NAV calculated by our Sponsor.

Ms. Jennifer Gowetski

Division of Corporation Finance

June 30, 2017

5.	Please clarify in the Offering Statement and Annex A that your determination of NAV (i) is not based on fair value standards under GAAP and (ii) may not be indicative of the price you would receive upon the sale of your assets.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure to the Offering Statement and Annex A as follows:

“Note, in addition, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.”

* * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Jeffrey Karsh at (310) 421-1033.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Jeffrey Karsh, Chief Executive Officer
1st stREIT Office Inc.

David Perechocky, Esq.
Goodwin Procter LLP

Annex A1

1ST STREIT OFFICE INC.

SUPPLEMENT NO. __ DATED _________, 20__

TO THE OFFERING CIRCULAR DATED _________, 20__

This supplement No. __ is part of the offering circular of 1st stREIT Office Inc. and should be read in conjunction with the offering circular. Terms used in this supplement No. __ and not otherwise defined herein have the same meanings as set forth in our offering circular and any supplements thereto. The purpose of this supplement is to disclose:

●	Our quarterly net asset value (“NAV”) per share of common stock, including historical share pricing information;

●	the components of NAV as of ____, 20__;

●	[the status of our stockholder redemption program;]* and

●	[our historical share pricing information.]*

*as applicable

Quarterly Pricing Supplement

As of ______, 20__, our NAV per share of common stock is $____. This NAV per share of common stock shall be effective through ________, 20__, unless updated to us prior to that time. The NAV that was in effect prior to , 20 , was $________ per share of common stock.

Components of NAV

The following sets forth the calculation of NAV for our shares of common stock:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

(In thousands, except per share numbers)	[June 30, 2018]	[September 30, 2018]
ASSETS:
Investments, at fair value	$222	$111
Real estate properties, at fair value	122	61
Loans and debt securities related to real estate, at fair value	50	25
Other real estate-related investments, at fair value	50	25
Non-real estate-related investments, at fair value	0	0
Cash and cash equivalents	222	111
Receivable for securities sold and principal repayments	222	111
Interest receivable	222	111
Total assets	888	444

LIABILITIES:
Payable for securities purchased	$22	$11
Distribution payable	22	11
Accrued interest payable	22	11
Accrued expenses and other liabilities	22	11
Total liabilities	88	44
NET ASSETS	$800	$400
Net assets consist of:
Preferred stock, $0.01 par value; 100,000 shares authorized, no shares issued and outstanding	$—	$—
Common stock, $0.01 par value; 1,000,000,000 shares authorized, 10,000 shares issued and outstanding	100	100
Additional paid in capital	700	300
NET ASSETS	$800	$400
NET ASSET VALUE PER SHARE, on [_____] shares issued and outstanding [1]	$80.00	$40.00

[1] The total shares issued and outstanding used in the computation of net asset value per share is the amount of shares immediately prior to redemptions that are processed and effective on _____, 20__, as the NAV per share price is used to determine the redemption price in certain cases under our stockholder redemption program.________

1 NTD: Marked to show changes from last filing.

On _____, 20__, the Company announced that its net asset value per share (“NAV”) as of ____, 20__ is $___ per share of our common stock. This NAV per share of common stock shall be effective until ____, 20__, unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our offering circular, our goal is to provide a reasonable estimate of the NAV per share on a quarterly basis. However, the majority of our assets will consist of commercial office investments and, as with any commercial real estate valuation protocol, the conclusions we reach or, solely in the case that there is a conflict, the conclusion reached by our independent valuation expert, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable.

Our NAV per share will be calculated by our Manager at the end of each fiscal quarter, beginning one year after commencement of the offering using a process that reflects several components, including (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic dividends and (4) estimated accruals of our operating revenues and expenses. Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

Specifically, our Manager will calculate NAV primarily utilizing a discounted cash flow methodology, and will then compare that NAV estimate to a valuation utilizing a comparable sales methodology, to ensure no material variances exist. Both the discounted cash flow methodology and the comparable sales methodology are summarized below.

Discounted Cash Flow Methodology – Our Manager estimates NAV of the Company’s ownership interest in an investment based on a forecasted cash flow stream to the Company (including a contemplated disposition) discounted to a present/fair value at a risk adjusted rate. Yield rates, disposition capitalization rates, and growth assumptions are derived from market transactions as well as other financial and industry data. The discount rate utilized to establish fair value is intended to reflect the leveraged return required of a third party investor acquiring the Company’s ownership interest at the date of the valuation. The discount rate is also intended to reflect key risk factors associated with real estate properties under development, redevelopment, repositioning, or stabilization, including entitlement risk, construction risk, leasing/sales risk, operation expense risk, credit risk, capital market risk, pricing risk, event risk and valuation risk. Additionally, the fair value is intended to include the timely recognition of estimated entrepreneurial profit after such consideration.

Comparable Sales Methodology – Our Manager also estimates NAV of the Company’s ownership interest in an investment based on completed sales and/or quoted prices in active marketing of comparable assets. Comparable sales are identified by reviewing recent sales of similar vintage in a defined geographic region that are comparable in quality of improvements and tenancy. From the real estate property fair value, our Manager estimates the NAV of the Company’s ownership interest by reducing the real estate property value by (i) any ownership liabilities (i.e. senior loans, secured and unsecured creditors, etc.) and (ii) the ownership interest and/or profit participation of any other members in the applicable venture.

We expect that the NAV calculations described above will primarily be undertaken by our Sponsor’s internal accountants who will perform work on behalf of our Manager pursuant to the support agreement between our Manager and our Sponsor. In instances where we determine that an independent appraisal of the real estate asset is necessary, including, but not limited to, instances where our Manager is unsure of its ability on its own to accurately determine the estimated values of our commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we may engage an appraiser that has expertise in appraising commercial real estate assets, to act as our independent valuation expert. The independent valuation expert will not be responsible for, or prepare, our NAV per share. However, we may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments or assumptions would likely result in different estimates of the value of our real estate assets. Moreover, although we evaluate and provide our NAV per share on a quarterly basis, our NAV per share may fluctuate in the interim, so that the NAV per share in effect for any fiscal quarter may not reflect the precise amount that might be paid for your shares in a market transaction. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any resulting potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders.

In addition, there can be no assurance that the estimates used by our Sponsor’s internal accountants and asset management team to calculate our NAV, or the resulting NAV, will be identical to the estimates that would be used, or the NAV that would be calculated, by an independent consultant, and there may be conflicts of interest that arise out of having NAV calculated by our Sponsor

The per share purchase price of our common stock will continue to be $__ per share, as the per share purchase price shall be the greater of the then-current NAV per share of common stock or $__. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after ____, 20__, unless updated by us prior to that time. Redemptions of shares of common stock shall be made pursuant to our stockholder redemption program based on the then-current NAV per share of common stock.

Historical NAV Information

Below is the quarterly NAV per share of common stock, as determined in accordance with our valuation policies, for each quarter from ____, 20__ to ____, 20__.

Date	NAV Per Share
____, 20__	$__
____, 20__	$__